UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gemini Therapeutics, Inc. (f/k/a FS Development Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36870G 105

(CUSIP Number)

Dennis Ryan

FS Development Corp.
600 Montgomery Street, Suite 4500
San Francisco, California 94111

(415) 877-4887

Copy to:

Joel L. Rubinstein

Bryan Luchs

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS FS Development Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 45,301,990 shares of common stock, par value $0.0001 (the “Common Stock”), of Gemini Therapeutics, Inc. (the “Issuer”) outstanding as of February 5, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 11, 2021 (the “8-K”).

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 45,301,990 shares of the Common Stock of the Issuer outstanding as of February 5, 2021, as reported by the Issuer in the 8-K.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 45,301,990 shares of the Common Stock of the Issuer outstanding as of February 5, 2021, as reported by the Issuer in the 8-K.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 45,301,990 shares of the Common Stock of the Issuer outstanding as of February 5, 2021, as reported by the Issuer in the 8-K.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 45,301,990 shares of the Common Stock of the Issuer outstanding as of February 5, 2021, as reported by the Issuer in the 8-K.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 45,301,990 shares of the Common Stock of the Issuer outstanding as of February 5, 2021, as reported by the Issuer in the 8-K.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Gemini Therapeutics, Inc. (formerly known as FS Development Corp. (“FSDC”)), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 300 One Kendall Square, 3rd Floor, Cambridge, Massachusetts 02139.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (the “Reporting Persons”):

(1)	FS Development Holdings, LLC (“FSDH”) is a Delaware limited liability company with a principal place of business located at 600 Montgomery Street, Suite 4500, San Francisco, California 94111. The principal business of FSDH is investing in securities.
(2)	Foresite Capital Management V LLC (“FCM V LLC”) and Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) are general partners, respectively, of Foresite Capital Fund V, L.P. (“FCF V”) and Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), the sole shareholders of FSDH.
(3)	Dr. James Tananbaum, a director of the Issuer, is the managing member of each of FCM V LLC and FCOM V LLC.

During the last five years, none of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein that are directly held by FSDH was the working capital of FCF V and FCOF F.

ITEM 4.	PURPOSE OF THE TRANSACTION

Securities Subscription Agreement

In connection with the incorporation of FS Development Corp. on June 25, 2020, 2,875,000 shares of Class B common stock, par value $0.0001 per share, (the “Founder Shares”) were purchased by FSDH for the amount of $25,000 pursuant to that certain Securities Subscription Agreement, dated as of June 30, 2020 (the “Securities Subscription Agreement”) with FSDC. On July 24, 2020, FSDH transferred 30,000 Founder Shares to each of its independent director nominees at their original per-share purchase price, for an aggregate of 90,000 Founder Shares transferred. On August 11, 2020, FSDC effected a 1:1.05 stock split of the of the Class B common stock, resulting in FSDH holding an aggregate of 2,928,750 Founder Shares and there being an aggregate of 3,018,750 Founder Shares outstanding.

The foregoing description of the Securities Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms of the Securities Subscription Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Private Placement Stock Purchase Agreement

On August 11, 2020, FSDH purchased from FSDC an aggregate of 441,500 shares of Class A common stock (the “Private Placement Shares”) pursuant to that certain Private Placement Class A Common Stock Purchase Agreement, dated as of August 11, 2020 (the “Private Placement Stock Purchase Agreement”), by and between FSDH and FSDC, at a purchase price of $10.00 per Private Placement Share. The Private Placement Shares were substantially identical to the shares of Class A common stock sold in the initial public offering of FSDC, except that, so long as such shares are held by FSDH and its permitted transferees such shares may not, subject to certain limited exceptions, be transferred, assigned or sold until the earlier to occur of: (i) one year after the initial business combination and (ii) the date on which FSDC completes a liquidation, merger, capital stock exchange or other similar transaction after the initial business combination that results in all of FSDC’s shareholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances.

The foregoing description of the Private Placement Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Private Placement Stock Purchase Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Merger Agreement and Related Agreements

On February 5, 2021, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated October 15, 2020 (the “Merger Agreement”), by and among the Issuer and the other parties thereto (the transactions contemplated by the Merger Agreement are referred to herein collectively as the “Business Combination”). In connection with the Business Combination, the Issuer changed its name from “FS Development Corp.” to “Gemini Therapeutics, Inc.” In addition, upon consummation of the Business Combination, all of the issued and outstanding shares of Class B common stock of FSDC were automatically converted into shares of Class A common stock on a one-for-one basis and all of the shares of Class A common stock of FSDC were then reclassified into a single class of common stock of Gemini Therapeutics, Inc. Accordingly, references to shares of Class B common stock or FSDC’s Class A common stock of FSDC throughout this Schedule 13D refer to shares of common stock of Gemini Therapeutics, Inc.

On October 14, 2020, in connection with the execution of the Merger Agreement, FCF V entered into that certain Subscription Agreement with FSDC, pursuant to which FCF V agreed to subscribe for 1,500,000 shares of Class A common stock of FSDC (the “PIPE Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000 in connection with the closing of the Business Combination.

On December 27, 2020, pursuant to that certain Assignment and Assumption Agreement, dated as of December 27, 2020, by and among FCF V, FSDC and FSDH, FCF V assigned to FSDH its obligation to purchase the PIPE Shares,. On February 5, 2021, in connection with the closing of the Business Combination, FSDH purchased 1,500,000 PIPE Shares from FSDC at a purchase price of $10 per share.

The foregoing descriptions of the Merger Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by the terms of the Merger Agreement and the Subscription Agreement, copies of which are attached as Exhibit 3 and Exhibit 4, respectively, hereto and are incorporated herein by reference.

Registration Rights Agreement

On February 5, 2021, in connection with the closing of the Business Combination, the Issuer, FSDH and the other parties thereto entered into that certain Registration Rights Agreement, (the “Registration Rights Agreement”), pursuant to which FSDH was granted certain demand and “piggyback” registration rights, which are subject to customary conditions and limitations. The Registration Rights Agreement restricts the ability of FSDH to transfer its shares for a period of 180 days following the closing of the Business Combination, subject to certain permitted transfers.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) – (b)

1.	As of the date hereof, FSDH beneficially owned directly 4,870,250 shares of Common Stock, representing 10.75% of the Issuer’s Common Stock.
2.	FCM V LLC and FCOM V LLC are general partners, respectively, of FCF V and FCOF V, the sole members of FSDH, and Dr. Tananbaum, a director of the Issuer, is the managing member of each of FCM V LLC and FCOM V, LLC. As a result, Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V may be deemed to indirectly beneficially own the shares held by FSDH. Each of Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(c) Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Securities Subscription Agreement, dated as of June 30, 2020, between FSDC and FSDH (incorporated by reference to Exhibit 10.7 to the Amendment No. 1 to Form S-1 filed by FSDC on August 7, 2020 (File No. 333-240098)).
2	Private Placement Class A Common Stock Purchase Agreement, dated as of August 11, 2020, between FSDC and FSDH (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FSDC on August 14, 2020 (File No. 001-39438)).
3	Agreement and Plan of Merger, dated as of October 15, 2020, between the Issuer, FSG Merger Sub, Inc., FSDC and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FSDC on October 20, 2020 (File No. 001-39438)).
4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on October 20, 2020 (File No. 001-39438)).
5	Registration Rights Agreement, dated February 5, 2021, by and among the Issuer, FSDC and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 5, 2021 (File No. 001-39438)).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

FS DEVELOPMENT HOLDINGS, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Chief Executive Officer

FORESITE CAPITAL FUND V, L.P.

By: Foresite Capital Management V, LLC
Its: General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By: Foresite Capital Opportunity Management V, LLC
Its: General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

/s/ James B. Tananbaum
Name: James B. Tananbaum